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                                   EXHIBIT 12


              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                   12 Months Ended

                            September     December     December    December     December  December
                               1995         1994         1993        1992         1991      1990
                                        (In Thousands of Dollars)
Net Income                   $333,226     $323,617     $309,866     $264,347    $233,681   $175,446
Taxes on Income               165,900      156,702      140,833      105,994      88,041     22,818
Adjusted Net Income          $499,126     $480,319     $450,699     $370,341    $321,722   $198,264
Fixed Charges:
  Interest and Amortization
   of Debt Discount and
   Expense and Premium on
   all Indebtedness          $208,237     $204,206     $199,415     $200,848    $213,616   $194,656
  Capitalized Interest         14,131       12,427       16,167       13,800      20,953     25,748
  Interest Factor in Rentals    2,017        2,010        2,144        2,033       1,801      1,840
  Total Fixed Charges        $224,385     $218,643     $217,726     $216,681    $236,370   $222,244

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and Preference
    Dividends                $ 40,103     $ 39,922     $ 41,839     $ 42,247    $ 42,746   $ 40,261
  Income Tax Required          19,712       19,074       18,763       16,729      15,916      5,166
  Total Preferred and Preference
      Dividend Requirements  $ 59,815     $ 58,996     $ 60,602     $ 58,976    $ 58,662   $ 45,427

Total Fixed Charges and Preferred
  and Preference Dividend
  Requirements               $284,200     $277,639     $278,328     $275,657    $295,032   $267,671

Earnings (2)                 $709,380     $686,535     $652,258     $573,222    $537,139   $394,760

Ratio of Earnings to
  Fixed Charges                  3.16         3.14         3.00         2.65        2.27       1.78
Ratio of Earnings to
  Combined Fixed Charges
  and Preferred and Preference
  Dividend Requirements          2.50         2.47         2.34         2.08        1.82       1.47

(1) Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.
(2) Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.